January 5, 2026

Andrew J. Harmening
Chief Executive Officer
Associated Banc-Corp
433 Main Street
Green Bay, WI 54301

       Re: Associated Banc-Corp
           Registration Statement on Form S-4
           Filed December 30, 2025
           File No. 333-292494
Dear Andrew J. Harmening:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Nick Demmo